                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                       (Amendment No.  10 )



                     HERITAGE MEDIA CORPORATION
                     --------------------------
                         (Name of Issuer)




          Class A Common Stock, par value $.01 per share
          ----------------------------------------------
                  (Title of Class of Securities)




                            427241203
                          --------------
                          (CUSIP Number)



                     David J. Greenwald, Esq.
                       Goldman, Sachs & Co.
                          85 Broad Street
                     New York, New York 10004
                          (212) 902-1000

      -------------------------------------------------------
     (Name, address and telephone number of person authorized to receive notices and communications)


                        August 21, 1994
      -------------------------------------------------------
      (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: ____

Check the following box if a fee is being paid with this statement: ____


                               Page 1 of 7 Pages

- ---------
CUSIP NO.
427241203
- ---------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     The Goldman Sachs Group, L.P.

- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                        (a) _____

                                        (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds

        00
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

                                         [_]
- --------------------------------------------------------------------------------
6.   Citizenship or place of Organization

               Delaware
- --------------------------------------------------------------------------------
Number of      7    Sole Voting Power
Shares
Beneficially                 550,375
Owned By       -----------------------------
Each           8    Shared Voting Power
Reporting
Person With                  228,655
               -----------------------------
               9    Sole Dispositive Power

                             550,375
               -----------------------------
               10   Shared Dispositive Power

                             228,655
               -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    779,030
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

                    4.6%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

                         HC-PN
- --------------------------------------------------------------------------------

                               Page 2 of 7 Pages

- ---------
CUSIP NO.
427241203
- ---------
- --------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Goldman, Sachs & Co.

- --------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                        (a) _____

                                        (b) _____
- --------------------------------------------------------------------------------
3.   SEC Use Only

- --------------------------------------------------------------------------------
4.   Source of Funds

               WC-00
- --------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)

                                        [x]
- --------------------------------------------------------------------------------
6.   Citizenship or place of Organization

              New York
- --------------------------------------------------------------------------------
Number of      7    Sole Voting Power
Shares
Beneficially                  -0-
Owned By       -----------------------------
Each           8    Shared Voting Power
Reporting
Person With                 228,655
               -----------------------------
               9    Sole Dispositive Power

                              -0-
               -----------------------------
               10   Shared Dispositive Power

                            228,655
               -----------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

                 228,655
- --------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]

- --------------------------------------------------------------------------------
13.  Percent of Class Representing by Amount in Row (11)

                1.4%
- --------------------------------------------------------------------------------
14.  Type of Reporting Person

                BD-PN
- --------------------------------------------------------------------------------

                               Page 3 of 7 Pages

This Amendment No. 10 amends the Statement on Schedule 13D dated July 19, 1989 (as amended, the "Schedule 13D") filed by The Goldman Sachs Group, L.P. ("GS Group") and Goldman, Sachs & Co. ("Goldman Sachs" and, together with GS Group, the "Filing Persons"), relating to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Heritage Media Corporation, an Iowa corporation (the "Company"), of which 550,375 shares is issuable upon conversion of the Class C Common Stock. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item  5.  Interest in Securities of the Issuer.
          -------------------------------------

(a) GS Group and Goldman Sachs may be deemed to have decreased their beneficial ownership of Class A Common Stock to 779,030 shares (or approximately 4.6% of the outstanding shares of Class A Common Stock) and 228,655 shares (or approximately 1.4% of the outstanding shares of Class A Common Stock), respectively, as a result of an increase in the number of outstanding shares of Class A Common Stock and the sale of shares on behalf of certain Managed Accounts. The percentage of shares of Class A Common Stock beneficially owned by GS Group and Goldman Sachs is based on the number of shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10Q for the fiscal quarter ended June 30, 1994.

(c) See Schedule I for transactions that have occurred during the past sixty days prior to the filing of this Statement. The transactions were effected on the American Stock Exchange.

     The total consideration (exclusive of commissions) for shares purchased was $41,000.00.

(e) The Filing Persons ceased to be the beneficial owners of more than five percent of the securities reported herein as of August 21, 1994.

                               Page 4 of 7 Pages

                             SIGNATURE
                             ---------




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              GOLDMAN, SACHS & CO.




                                 By: /s/ Richard A. Friedman
                                    -----------------------------
                                        Name: Richard A. Friedman
                                        Title:   General Partner




Dated:     September 23, 1994

                               Page 5 of 7 Pages

                             SIGNATURE
                             ---------



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              THE GOLDMAN SACHS GROUP, L.P.


                                 By: /s/ Richard A. Friedman
                                    -----------------------------
                                      Name: Richard A. Friedman
                                     Title:   General Partner




Dated:     September 23, 1994

                               Page 6 of 7 Pages

                            SCHEDULE I


       Date         Shares Purchased     Shares Sold    Price
       ----         ----------------     -----------    -----
       8/29/94                            3,000         21.125

       8/30/94                            1,000         21.750

       7/26/94                            4,000         19.688

       8/11/94                           11,400         20.820

       7/27/94                            5,500         19.750

       7/28/94                            6,000         19.625

       8/10/94                            6,100         20.875

       7/27/94                            3,000         19.750

       7/26/94                            2,000         19.750

       8/2/94                            23,433         20.00

       8/2/94                             2,200         20.500

       8/2/94                            13,022         20.375

       8/5/94                             1,000         19.750

       8/5/94                               550         19.625

       8/22/94      2,000                               20.500

       8/29/94                            1,273         20.625

       8/24/94                              500         20.375

       8/24/94                              900         20.250

       8/24/94                            1,000         20.125

       8/24/94                            5,000         19.875

       8/24/94                            1,200         20.000

       8/25/94                            1,400         20.000

       7/29/94                            5,000         20.000

       8/18/94                            1,000         20.250

                               Page 7 of 7 Pages